March 12, 2025 Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7561 Dear Sirs/Madams: We have read Item 4.01 of Potbelly Corporation’s Form 8-K/A dated March 12, 2025, and have the following comments: 1. We agree with the statements made in the first, second, third, and fourth paragraphs. 2. We have no basis on which to agree or disagree with the statements made in the fifth or sixth paragraphs. Yours truly,